FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: June 12, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 15, 1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary



	News Release


For Immediate Release

Trading Symbol:  NCT         Contact: John Sadler
Exchange Listings: Toronto            Executive Vice President
                  	Montreal	         	Corporate Affairs
                  	New York		         (416) 594-2400


Correction

TORONTO, June 12, 1998 - The British Columbia
Securities Commission ("BCSC") issued today an incorrect delinquent filer notice with respect to Newcourt's filing of its First Quarter 1998
Financial Statements.

Following discussions this morning with the BCSC, Newcourt confirmed that it had complied with Part
10 of the B.C. Securities Regulation in that the Financial Statements were filed by Newcourt on May 15, 1998 via SEDAR (project number 93230).

Technical difficulties on SEDAR caused the delinquent filer notice to be issued.

Newcourt is currently an issuer in good standing with all Canadian and U.S. securities regulatory authorities and with the Toronto, Montreal and New York Stock Exchanges on which its common shares are listed for trading.

Newcourt's First Quarter 1998 Financial
Statements were mailed to all shareholders on May
29, 1998 in full compliance with Canadian and U.S. securities regulations.